EXHIBIT 11

UNITED BANCSHARES, INC. AND SUBSIDIARIES

Computation of Earnings Per Share

	Three months ended
	March 31,
	2000	1999
BASIC EARNINGS PER SHARE
EARNINGS:
Net Income	$529	$475
AVERAGE SHARES OUTSTANDING:
Weighted average common shares outstanding	2,290,435	2,267,968
BASIC EARNINGS PER SHARE	$0.23	$0.21
DILUTED EARNINGS PER SHARE
EARNINGS:
Net Income	$529	$475
AVERAGE SHARES OUTSTANDING:
Weighted average common shares outstanding	2,290,435	2,267,968
Net effect of the assumed exercise of stock options	119,013 -----------------	134,480 -------------------
Total	2,409,448	2,402,448
DILUTED EARNINGS PER SHARE	$0.22	$0.20